No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On December 6, 2007, Honda announced that sales of the Fit in Japan reached 1 million units in the six and a half years (78 months) since its release in June 2001. This is the quickest achievement of 1 million units in sales for a Honda model, exceeding the Life, at 79 months.

Exhibit 2:

English summary and translation of semi-annual report (“hanki-houkokusho”) for the First-Half term (six months ended September 30, 2007) of the 84th fiscal period

Exhibit 3:

Summary of 2007 Year-End CEO Speech held on December 19, 2007 (Ref.# C07-112).

Exhibit 4:

On December 19, 2007, 2007 Honda Sales & Production Forecast was announced. (Ref.# C07-113).

Exhibit 5:

On December 19, 2007, Honda R&D Co., Ltd., a wholly owned subsidiary of Honda Motor Co., Ltd., responsible for research and development activities, announced plans to build a product development facility dedicated to the Acura brand within the new R&D center being constructed in Sakura, Tochigi prefecture, in addition to the originally-planned multiple test courses. The new R&D center is scheduled to become operational in 2009. (Ref.# C07-114)

Exhibit 6:

On December 26, 2007, Honda Motor Co., Ltd. announced a summary of automobile production, Japan domestic sales, and export results for the month of November 2007, including a record for worldwide production for the month of November and an all-time record for any month for production in regions outside of Japan. (Ref.#C07-115)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Managing Director
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: January 18, 2008

Cumulative Sales of Fit in Japan Reach 1 Million Units

Tokyo, Japan, December 6, 2007—Honda Motor Co., Ltd. announced that sales of the Fit in Japan reached 1 million units in the six and a half years (78 months) since its release in June 2001. This is the quickest achievement of 1 million units in sales for a Honda model, exceeding the Life, at 79 months.

Since its release in June 2001 in Japan, Fit (Jazz) has earned a wide range of customers for its efficient packaging, superior fuel efficiency, and advanced styling and, in 2002, became the industry’s best-selling vehicle among new registrations in Japan.

After undergoing its first full model change in October 2007, Fit became the industry’s best selling vehicle among new registrations in November 2007 with sales of 18,138 units – and ranked as the industry’s best selling vehicle for the first time since September 2006.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2007

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2006 and 2007 and March 31, 2007

	Yen (millions)
Assets	September* 30, 2006	September 30, 2007	March* 31, 2007
	unaudited	unaudited	audited
Current assets:
Cash and cash equivalents	¥745,712	¥863,604	¥945,546
Trade accounts and notes receivables, net of allowance for doubtful accounts of ¥8,259 million at September 30, 2006, ¥7,520 million at September 30, 2007 and ¥8,199 million at March 31, 2007 (note 3)	796,245	894,928	1,055,470
Finance subsidiaries-receivables, net (notes 3,7 and 11)	1,471,967	1,494,722	1,426,224
Inventories (note 4)	1,109,412	1,243,573	1,183,116
Deferred income taxes	176,314	174,908	155,390
Other current assets (notes 5 and 11)	438,536	503,536	426,863

Total current assets	4,738,186	5,175,271	5,192,609

Finance subsidiaries-receivables, net (notes 3,7 and 11)	3,290,975	3,058,054	3,039,826

Investments and advances:
Investments in and advances to affiliates (note 1(v))	467,556	550,917	497,337
Other, including marketable equity securities (notes 5 and 11)	250,095	265,366	254,610

Total investments and advances	717,651	816,283	751,947

Property on operating leases (note 6):
Vehicles	—	767,086	345,909
Less accumulated depreciation	—	47,887	9,700

Net property on operating leases	—	719,199	336,209

Property, plant and equipment, at cost (notes 1(v) and 7):
Land	402,338	445,863	429,373
Buildings	1,217,806	1,386,054	1,322,394
Machinery and equipment	2,700,806	3,167,987	2,988,064
Construction in progress	201,600	272,070	204,318

	4,522,550	5,271,974	4,944,149
Less accumulated depreciation and amortization	2,658,098	3,041,117	2,865,421

Net property, plant and equipment	1,864,452	2,230,857	2,078,728

Other assets (notes 1(v), 3 and 11)	579,834	658,072	637,181

Total assets	¥11,191,098	¥12,657,736	¥12,036,500

	Yen (millions)
Liabilities, Minority Interests and Stockholders’ Equity	September* 30, 2006	September 30, 2007	March* 31, 2007
	unaudited	unaudited	audited
Current liabilities:
Short-term debt (note 7)	¥1,221,228	¥1,542,074	¥1,265,868
Current portion of long-term debt (note 7)	749,127	906,992	775,409
Trade payables:
Notes	26,890	35,579	33,276
Accounts	940,240	1,013,634	1,133,280
Accrued expenses	802,752	781,490	807,341
Income taxes payable	62,644	89,019	76,031
Other current liabilities (note 11)	211,874	228,509	196,322

Total current liabilities	4,014,755	4,597,297	4,287,527

Long-term debt, excluding current portion (note 7)	1,745,205	1,844,130	1,905,743
Other liabilities (notes 1(v), 8 and 11)	1,030,457	1,248,552	1,237,712

Total liabilities	6,790,417	7,689,979	7,430,982

Minority interests in consolidated subsidiaries (note 1(v))	88,391	131,005	122,907

Stockholders’ equity:
Common stock, authorized 7,086,000,000 shares at September 30, 2006 and 2007 and at March 31, 2007 : issued 1,834,828,430 shares at September 30, 2006 and 2007 and at March 31, 2007	86,067	86,067	86,067
Capital surplus	172,529	172,529	172,529
Legal reserves	37,332	39,428	37,730
Retained earnings (note 1(v))	4,419,972	4,955,044	4,654,890
Accumulated other comprehensive income (loss), net (notes 1(v) and 10)	(369,600)	(340,721)	(427,166)
Treasury stock, at cost 11,147,456 shares at September 30, 2006, 21,045,543 shares at September 30, 2007 and 12,835,522 shares at March 31, 2007	(34,010)	(75,595)	(41,439)

Total stockholders’ equity	4,312,290	4,836,752	4,482,611

Commitments and contingent liabilities (notes 13 and 14)

Total liabilities, minority interests and stockholders’ equity	¥11,191,098	¥12,657,736	¥12,036,500

*	See note 2.

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the six months ended September 30, 2006 and 2007 and the year ended March 31, 2007

	Yen (millions)
	September* 30, 2006	September 30, 2007	March 31, 2007
	unaudited	unaudited	audited
Net sales and other operating revenue	¥5,230,598	¥5,902,469	¥11,087,140

Operating costs and expenses:
Cost of sales	3,745,799	4,200,822	7,865,142
Selling, general and administrative	843,308	912,319	1,818,272
Research and development	244,946	281,306	551,847

	4,834,053	5,394,447	10,235,261

Operating income	396,545	508,022	851,879

Other income (note 1 (r)):
Interest	20,125	25,520	42,364
Other	5,334	1,227	13,243

	25,459	26,747	55,607

Other expenses (note 1(r)):
Interest	6,682	7,755	12,912
Other	60,314	38,764	101,706

	66,996	46,519	114,618

Income before income taxes, minority interest and equity in income of affiliates	355,008	488,250	792,868
Income tax (benefit) expense :
Current	134,444	159,196	300,294
Deferred	(2,248)	4,446	(16,448)

	132,196	163,642	283,846

Income before minority interest and equity in income of affiliates	222,812	324,608	509,022

Minority interest in income of consolidated subsidiaries	(9,136)	(13,269)	(20,117)

Equity in income of affiliates	57,635	63,261	103,417

Net income	¥271,311	¥374,600	¥592,322

	Yen
	September 30, 2006	September 30, 2007	March 31, 2007
Basic net income per common share (note 1(p)):	¥148.52	¥206.26	¥324.62

*	See note 2.

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

For the six months ended September 30, 2006 and 2007 and the year ended March 31, 2007

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Balance at March 31, 2006	¥86,067	¥172,529	¥35,811	¥4,267,886	¥(407,187)	¥(29,356)	¥4,125,750

Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (note 1(v))	—	—	—	(62,640)	18,149	—	(44,491)

Adjusted balances as of March 31,2006	86,067	172,529	35,811	4,205,246	(389,038)	(29,356)	4,081,259

Transfer to legal reserves			1,521	(1,521)			—
Cash dividends				(54,784)			(54,784)
Comprehensive income (loss):
Net income for the period				271,311			271,311
Other comprehensive income (loss), net of tax (note 10)
Adjustments from foreign currency translation					29,277		29,277
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses)					(7,667)		(7,667)
Reclassification adjustments for losses (gains) realized in net income					(2,155)		(2,155)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses)					(581)		(581)
Reclassification adjustments for losses (gains) realized in net income					588		588
Minimum pension liabilities adjustment					(24)		(24)

Total comprehensive income							290,749

Purchase of treasury stock						(23,531)	(23,531)
Reissuance of treasury stock				(280)		18,877	18,597

Balance at September 30, 2006 (Unaudited)	¥86,067	¥172,529	¥37,332	¥4,419,972	¥(369,600)	¥(34,010)	¥4,312,290

Balance at March 31, 2007	¥86,067	¥172,529	¥37,730	¥4,654,890	¥(427,166)	¥(41,439)	¥4,482,611

Transfer to legal reserves			1,698	(1,698)			—
Cash dividends				(72,748)			(72,748)
Comprehensive income (loss):
Net income for the period				374,600			374,600
Other comprehensive income (loss), net of tax (note 10)
Adjustments from foreign currency translation					80,023		80,023
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses)					3,347		3,347
Reclassification adjustments for losses (gains) realized in net income							—
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses)					(209)		(209)
Reclassification adjustments for losses (gains) realized in net income					139		139
Pension and other postretirement benefits adjustments					3,145		3,145

Total comprehensive income							461,045

Purchase of treasury stock						(34,162)	(34,162)
Reissuance of treasury stock						6	6

Balance at September 30, 2007 (Unaudited)	¥86,067	¥172,529	¥39,428	¥4,955,044	¥(340,721)	¥(75,595)	¥4,836,752

Balance at March 31, 2006	¥86,067	¥172,529	¥35,811	¥4,267,886	¥(407,187)	¥(29,356)	¥4,125,750

Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax (note 1(v))	—	—	—	(62,640)	18,149	—	(44,491)

Adjusted balances as of March 31,2006	86,067	172,529	35,811	4,205,246	(389,038)	(29,356)	4,081,259

Transfer to legal reserves			1,919	(1,919)			—
Cash dividends				(140,482)			(140,482)
Comprehensive income (loss) :
Net income for the year				592,322			592,322
Other comprehensive income (loss), net of tax (note 10)
Adjustments from foreign currency translation					96,775		96,775
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses)					1,004		1,004
Reclassification adjustments for losses (gains) realized in net income					(5,575)		(5,575)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses)					(337)		(337)
Reclassification adjustments for losses (gains) realized in net income					421		421
Minimum pension liabilities adjustment					8,908		8,908

Total comprehensive income							693,518

Adjustment for initially applying SFAS No. 158, net of tax					(139,324)		(139,324)

Purchase of treasury stock						(30,974)	(30,974)
Reissuance of treasury stock				(277)		18,891	18,614

Balance at March 31, 2007 (Audited)	¥86,067	¥172,529	¥37,730	¥4,654,890	¥(427,166)	¥(41,439)	¥4,482,611

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended September 30, 2006 and 2007 and the year ended March 31, 2007

	Yen (millions)
	September* 30, 2006	September 30, 2007	March 31, 2007
	unaudited	unaudited	audited
Cash flows from operating activities (note 9):
Net income	¥271,311	¥374,600	¥592,322
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	155,535	199,190	361,747
Depreciation of property on operating leases	—	40,260	9,741
Deferred income taxes	(2,248)	4,446	(16,448)
Minority interest in income	9,136	13,269	20,117
Equity in income of affiliates	(57,635)	(63,261)	(103,417)
Dividends from affiliates	27,483	36,504	54,849
Provision for credit and lease residual losses on finance subsidiaries-receivables	17,943	22,168	44,128
Loss (gain) on derivative instruments, net	48,489	17,844	56,836
Decrease (increase) in assets:
Trade accounts and notes receivable	194,998	188,756	(49,529)
Inventories	(54,682)	(47,023)	(96,839)
Other current assets	(19,221)	(18,588)	(15,206)
Other assets	(16,973)	(80,869)	(5,523)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(86,237)	(119,509)	38,186
Accrued expenses	11,927	(47,777)	41,898
Income taxes payable	(47,984)	14,774	(37,282)
Other current liabilities	6,855	(360)	1,103
Other liabilities	14,747	31,875	14,274
Other, net	(12,573)	(18,755)	(6,432)

Net cash provided by operating activities	460,871	547,544	904,525

Cash flows from investing activities:
Increase in investments and advances	(3,568)	(2,237)	(9,874)
Decrease in investments and advances	437	484	3,829
Payment for purchase of available-for-sale securities	(63,193)	(112,368)	(141,902)
Proceeds from sales of available-for-sale securities	49,446	108,749	172,806
Payment for purchase of held-to-maturity securities	—	(16,423)	(13,614)
Proceeds from redemption of held-to-maturity securities	8,860	12,175	41,109
Capital expenditures	(282,283)	(342,874)	(597,958)
Proceeds from sales of property, plant and equipment	11,542	11,292	20,641
Acquisitions of finance subsidiaries-receivables	(1,701,651)	(1,448,823)	(2,857,024)
Collections of finance subsidiaries-receivables	1,061,179	1,138,113	2,138,875
Proceeds from sales of finance subsidiaries-receivables	134,048	196,538	477,927
Purchase of operating lease assets	—	(447,902)	(366,795)
Proceeds from sales of operating lease assets	—	8,883	1,276

Net cash used in investing activities	(785,183)	(894,393)	(1,130,704)

Cash flows from financing activities :
Increase (decrease) in short-term debt, net	287,673	263,145	306,063
Proceeds from long-term debt	485,027	523,884	969,491
Repayment of long-term debt	(344,570)	(446,185)	(677,539)
Cash dividends paid	(54,784)	(72,748)	(140,482)
Cash dividends paid to minority interests	(5,910)	(8,148)	(7,434)
Payment for purchase of treasury stock, net	(23,093)	(34,156)	(26,689)

Net cash provided by financing activities	344,343	225,792	423,410

Effect of exchange rate changes on cash and cash equivalents	8,893	39,115	31,527

Net change in cash and cash equivalents	28,924	(81,942)	228,758

Cash and cash equivalents at beginning of the period*	716,788	945,546	716,788

Cash and cash equivalents at end of the period	¥745,712	¥863,604	¥945,546

*	See note 2.

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the six months ended September 30, 2006 and 2007 and the year ended March 31, 2007

(1)	General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2007 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2007. Consolidated financial statements for the year ended March 31, 2007 are derived from the audited consolidated financial statements, while consolidated financial statements for the six months ended September 30, 2006 and 2007 are unaudited.

(b)	Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 32 separate factories, four of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, Mexico, the United Kingdom, France, Italy, Spain, China, India, Indonesia, Malaysia, Pakistan, the Philippines, Taiwan, Thailand, Vietnam, Brazil and Turkey.

(c)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. generally accepted accounting principles.

(d)	Consolidation Policy

The consolidated financial statements include the accounts of the Company, its subsidiaries and those variable interest entities where the Company is the primary beneficiary under the Financial Accounting Standard Boards (FASB) Interpretation (FIN) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies, but where the Company does not have a controlling financial interest are accounted for using the equity method.

(e)	Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, losses on lease residual values, realizable values of inventories, realization of deferred tax assets, impairment of long-lived assets, product warranty obligations, and the fair values of assets and obligations related to employee benefits. Actual results could differ from those estimates.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable.

Honda provides dealer incentives passed on to the end customers generally in the form of below-market interest rate loans or lease programs. The amount of interest or lease subsidies paid is the difference between the amount offered to retail customers and a market-based interest or lease rate. Honda also provides dealer incentives retained by the dealer, which generally represent discounts provided by Honda to the dealers. These incentives are classified as a reduction of sales revenue as the consideration is paid in cash and Honda does not receive an identifiable benefit in exchange for this consideration. The estimated costs are accrued at the time the product is sold to the dealer.

Operating lease revenues are recorded on a straight-line basis over the term of the lease.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is amortized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the fair value of the retained interests by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. Finance subsidiaries of the Company have historically amortized servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income. In the current period, finance subsidiaries of the Company adopted Statement of Financial Accounting Standards (SFAS) No. 156, “Accounting for Servicing of Financial Assets”. Based on SFAS No. 156, finance subsidiaries of the Company measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur. The adoption of SFAS No. 156 did not have a material impact on the Company’s consolidated financial position as of April 1, 2007. Servicing assets and servicing liabilities at September 30, 2006 and 2007 and March 31, 2007 were not significant.

Taxes collected from customers and remitted to governmental authorities on revenue-producing transactions are accounted for on a net basis and therefore are excluded from revenues in consolidated statements of income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds and commercial paper, and amount to ¥60,688 million, ¥80,279 million and ¥117,182 million as of September 30, 2006, 2007 and March 31, 2007, respectively.

(h)	Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(i)	Investments in Securities

Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. The costs of available-for-sale securities sold are accounted for using the moving-average method. Honda did not hold any “trading” securities at September 30, 2006 and 2007 and March 31, 2007, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance subsidiaries-receivables.

Honda periodically compares the fair value of investment securities with their cost basis. If the fair value of investment securities has declined below our cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the investment securities and the carrying value is reduced to its fair value through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In determining the nature and extent of impairment, Honda considers such factors as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

Non-marketable equity securities are carried at cost, and are examined the possibility of impairment periodically.

(j)	Goodwill

Honda accounts for goodwill in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually. Honda completed its annual tests for March 31, 2006 and 2007 and concluded no impairment needed to be recognized. The carrying amount of goodwill at September 30, 2006 and 2007 and March 31, 2007 was ¥19,450 million, ¥20,683 million and ¥20,791 million, respectively. (see note 2)

(k)	Property on Operating Leases

Property on operating leases is reported at cost, less accumulated depreciation. Depreciation of the vehicles is generally provided on a straight-line basis to an estimated residual value over the lease term. The residual values of the vehicles related to the operating leases are estimated at inception by using our estimate of future used vehicle values, taking into consideration data obtained from third parties.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(l)	Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	3 to 50 years
Machinery and equipment	2 to 20 years

(m)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Honda’s long-lived assets and identifiable intangible assets other than goodwill having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or estimated fair value less costs to sell.

(n)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a two step process for the recognition and measurement in the financial statement of a tax position taken or expected to be taken in a tax return.

Honda adopted the provision of FIN No. 48 on April 1, 2007. The adoption of FIN No. 48 did not have a material impact on the Company’s consolidated financial position as of April 1, 2007. As of April 1, 2007, Honda’s gross unrecognized tax benefits totaled ¥36,330 million. Of this amount, the amount that would impact the Company’s effective tax rate, if recognized, is ¥7,492 million. Honda does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

Honda accounts for interest and penalties related to the liability for unrecognized tax benefits as a component of income tax expense in the consolidated statement of income. As of April 1, 2007, Honda had recorded approximately ¥7,024 million for accrued interest and no liability for accrued penalty.

Honda has open tax years from primarily 2000 to 2007 with various significant taxing jurisdictions.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(o)	Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

(p)	Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each period. The weighted average number of common shares outstanding during the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 was 1,826,739,817, 1,816,129,778 and 1,824,675,228, respectively. There were no potentially dilutive shares outstanding during the six months ended September 30, 2006 or 2007 or for the year ended March 31, 2007.

(q)	Foreign Currency Translation

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the period-end rate for all assets and liabilities and the weighted average rate for the period for all income and expense amounts. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

Foreign currency receivables and payables are translated at the applicable current rates on the balance sheet date. All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the consolidated statements of income.

(r)	Derivative Financial Instruments

Honda has entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements.

Honda recognizes at fair value of all derivative financial instruments in its consolidated balance sheet.

Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. These are designated as cash flow hedges on the date derivative contracts is entered into. The Company has a currency rate risk management policy documented. In addition, it documents all relationships between derivative financial instruments designated as cash flow hedges and the relevant hedged items to identify the relationship between them. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments designated as cash flow hedge are highly effective to offset changes in cash flows of hedged items.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

When it is determined that a derivative financial instrument is not highly effective as a cash flow hedge, when the hedged item matures, is sold or is terminated, or when it is identified that the forecasted transaction is no longer probable, the Company discontinues hedge accounting. To the extent derivative financial instruments are designated as cash flow hedges and have been assessed as being highly effective, changes in their fair value are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the period when forecasted hedged transactions affect earnings. When these cash flow hedges prove to be ineffective, changes in the fair value of the derivatives are immediately recognized in earnings.

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The amount recognized in earnings included in other income (expenses) – other during the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, are ¥47,622 million loss, ¥2,295 million gain and ¥48,485 million loss, respectively. In relation to this, the Company included gains and losses on translation of debts of finance subsidiaries denominated in foreign currencies intended to be hedged of ¥867 million loss, ¥20,139 million loss and ¥8,351 million loss in other income (expenses) – other during the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, respectively. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges by mainly finance subsidiaries of ¥3,765 million gain, ¥1,739 million loss and ¥3,309 million gain are included in other income (expenses) – other during the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, respectively. These gains and losses are presented on a net basis.

Honda does not hold any derivative financial instruments for trading purposes.

(s)	Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses, and are charged to earnings as incurred.

(t)	Asset Retirement Liability

Honda applies Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No.143”. FIN No. 47 clarifies the term conditional asset retirement obligation as used in SFAS No.143 and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. Asset retirement obligations covered by this Interpretation include those for which an entity has a legal obligation to perform an asset retirement activity, however, the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(u)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective as of an entity’s first fiscal year that begins after November 15, 2007. Management is currently in the process of quantifying the financial impact of adoption. It is not anticipated that adoption will have a material impact on the Company’s financial position or results of operations.

The Company and its subsidiaries adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)” on March 31, 2007.

This statement also changes the date at which benefit obligations are to be measured to the date of the year-end statement of financial position. Certain foreign subsidiaries of the Company use a December 31 measurement date for their plans. The measurement provisions of this statement are effective for fiscal years ending after December 15, 2008, and management is currently in process of quantifying the financial impact of adoption.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of SFAS No.115”. This statement permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. The statement also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently in process of quantifying the financial impact of adoption.

(v)	Cumulative Effect of Prior Year Adjustments

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying current year misstatements for the purpose of materiality assessment. SAB No. 108 requires that registrants quantify a current year misstatement using an approach that considers both the impact of prior year misstatements that remain on the balance sheet and those that were recorded in the current year income statement. The Company historically quantified misstatements and assessed materiality based on a current year income statement approach. The transition provisions of SAB No. 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors related to prior years.

The Company adopted SAB No. 108 effective beginning of the fiscal year ended March 31, 2007, and adjusted the items described below in the accompanying consolidated financial statements as of the beginning of the fiscal year ended March 31, 2007 to correct the prior year misstatements, which were considered to be immaterial to the consolidated statements of income and consolidated balance sheets in prior years under the income statement approach. The net impact of these adjustments decreased the Company’s beginning retained earnings and beginning accumulated other comprehensive loss for 2007 by ¥62,640 million, net of tax effect of ¥31,235 million, and ¥18,149 million, respectively, for the items described below and incremental effects on the consolidated balance sheet are shown in the table below.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company adopted the provisions of SAB 108 for the year ended March 31, 2007. As a result of the adoption, the Company adjusted the beginning retained earnings and beginning accumulated other comprehensive loss in the consolidated financial statements for the six months ended September 30, 2006. The impact of misstatements to the consolidated financial statements for the six months ended September 30, 2006 was immaterial. Accordingly, the Company had not revised the consolidated statement of income and consolidated balance sheet except for beginning retained earnings and beginning accumulated comprehensive loss.

1. The Company and its certain domestic subsidiaries in Japan historically calculated depreciation of property, plant and equipment, using a salvage value determined as 5% of the acquisition cost. However, since the sales proceeds received for the liquidated assets and their economical value at the end of its useful life historically have been nominal, the Company and its certain domestic subsidiaries assessed the adequacy of the salvage value and concluded that they should have calculated depreciation using the salvage value of ¥1 for its properly, plant and equipment. The Company and its certain domestic subsidiaries recalculated depreciation expenses retrospectively considering the corrected salvage value. The reassessment indicated that an accumulated overstatement of property, plant and equipment in the consolidated financial statements had occurred.

2. Equity in income of affiliates should be recognized based on affiliates’ consolidated financial statements in accordance with U.S. generally accepted accounting principles. However, the Company historically recognized equity in income of affiliates based on the results of operations of the parent-only financial statements of the affiliates, as the Company assessed that the difference between the total amounts of equity in income on the consolidation basis and those on the parent-only basis had been immaterial to the Company’s consolidated financial statements under the income statement approach. This misstatement resulted in an accumulated understatement of equity in income of affiliates and the carrying value of the investments in affiliates in the consolidated financial statements.

3. The Company reclassified the residual tax effect of minimum pension liabilities included in accumulated other comprehensive income during the year ended March 31, 2006, which related to corporate tax rate changes in the past based on the proportional allocation over the expiration of unrecognized obligation. However, the residual tax effect should have been reclassified only when the pension plan is liquidated or dissolved under the portfolio approach. This misstatement resulted in an understatement of accumulated other comprehensive loss and corresponding overstatement in income tax benefit.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The impact of the affected line items in the consolidated balance sheet at the beginning of six months ended September 30, 2006 and the fiscal year ended March 31, 2007 is as follows.

Consolidated Balance Sheet

	Yen (millions)
Assets	1	2	3	Cumulative Effect of Prior Year Adjustment as of April 1, 2006
Investments and advances:
Investments in and advances to affiliates	(4,546)	36,274	—	31,728

Total investments and advances	(4,546)	36,274	—	31,728

Property, plant and equipment, at cost:

Less accumulated depreciation and amortization	109,308	—	—	109,308

Net property, plant and equipment	(109,308)	—	—	(109,308)

Other assets	43,722	—	—	43,722

Total assets	(70,132)	36,274	—	(33,858)

	Yen (millions)
Liabilities, Minority Interests and Stockholders’ Equity	1	2	3	Cumulative effect of Prior Year Adjustment as of April 1, 2006
Other liabilities	(1,818)	14,305	—	12,487

Total liabilities	(1,818)	14,305	—	12,487

Minority interests in consolidated subsidiaries	(1,854)	—	—	(1,854)

Stockholders’ equity:
Retained earnings	(66,460)	21,969	(18,149)	(62,640)
Accumulated other comprehensive income (loss), net	—	—	18,149	18,149

Total stockholders’ equity	(66,460)	21,969	—	(44,491)

Total liabilities, minority interests and stockholders’ equity	(70,132)	36,274	—	(33,858)

(w)	Reclassifications and Revisions of Classifications

Certain revisions for misclassifications and reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2007. Detailed information is provided in note 2.

(2)	Revisions of Classifications

As disclosed in Note 3 to the consolidated financial statements on the annual report for the year ended March 31, 2007, certain revisions for misclassifications were made to the consolidated financial statements as of and for the year ended March 31, 2006. The corresponding effect of those revisions in the accompanying consolidated statements as of and for the six months period ended September 30, 2006 are as follows:

(a) Minority interest and minority interest in income, which were included in other liabilities and other expenses-other, respectively, have been revised to be disclosed independently in consolidated balance sheets and consolidated statements of income. Minority interest in income and cash dividends paid to minority interests, which were included in other liabilities and other, net, in cash flows from operating activities, have been revised to be disclosed independently in cash flows from operating activities and cash flows from financing activities, respectively, in the consolidated statements of cash flows.

The impact of this revision in the consolidated balance sheet resulted in an increase in minority interest and a corresponding decrease in other liabilities in the amount of ¥90,245 million. The impact of this revision in the consolidated statement of income resulted in an increase in minority interest in income and a corresponding decrease in other expenses-other in the amount of ¥9,136 million. The impact of this revision in the consolidated statement of cash flows resulted in an increase in minority interest in income and a corresponding decrease in other, net, in the amount of ¥9,136 million, and an increase in other liabilities and cash dividends paid to minority interests in the amount of ¥5,910 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b) Auction rate securities, which were classified as cash equivalents, have been revised to be classified as available-for-sale securities due within one year, which are included in other current assets in the consolidated balance sheets. Payment for purchase of auction rate securities and proceeds from sales of auction rate securities have been revised to be classified in payment for purchase of available-for-sale securities and proceeds from sales of available-for-sale securities in the consolidated statements of cash flows, respectively.

The impact of this revision in the consolidated balance sheet resulted in an increase in other current assets and a corresponding decrease in cash and cash equivalents in the amount of ¥46,777 million. The impact of this revision in the consolidated statement of cash flows resulted in an increase in payment for purchase of available-for-sale securities and proceeds from sales of available-for-sale securities in the amount of ¥61,365 million, and ¥45,716 million, respectively, and a decrease in effect of exchange rate change on cash and cash equivalents of ¥589 million.

(c) The long-term portion of deferred tax liabilities and deferred tax assets related to the lease transactions of finance subsidiaries, which were classified in other current liabilities and deferred income taxes, have been revised to be classified in other liabilities and other assets, respectively.

The impact of this revision in the consolidated balance sheet resulted in an increase in deferred income taxes and other liabilities of ¥41,269 million and ¥311,240 million, respectively and a decrease in other current liabilities of ¥269,971 million.

(d) The long-term portion of accrued expenses and prepaid expenses related to pension benefit plans, which were included in accrued expenses and other current assets have been revised to be classified in other liabilities and other assets, respectively. The long-term portion of deferred tax liabilities, which were included in other current liabilities, and deferred tax assets, have also been revised to classified in other liabilities and other assets.

The impact of this revision in the consolidated balance sheet resulted in an increase in other assets and other liabilities in the amount of ¥66,137 million and ¥120,071 million, respectively, and a decrease in deferred income taxes, other current assets, and accrued expenses of ¥36,434 million, ¥21,421 million, and ¥111,789 million, respectively. The impact of this revision in the consolidated statement of cash flows resulted in an increase in other current assets and a decrease in other assets in the amount of ¥676 million and an increase in other liabilities and a decrease in accrued expenses in the amount of ¥6,184 million, respectively.

(e) The long-term portion of prepaid expenses, deferred income and accrued expenses related to extended vehicle service contracts of the subsidiaries in the United States, which were included in other current assets, trade payables accounts and accrued expenses, respectively, have been revised to be classified in other liabilities and other assets. The long-term portion of related deferred tax liabilities, which were included in other current liabilities, and deferred income taxes have also been revised to be classified in other liabilities and other assets.

The impact of this revision in the consolidated balance sheet resulted in an increase in other assets and other liabilities in the amount of ¥93,186 million and ¥137,841 million, respectively, and a decrease in deferred income taxes, other current assets, trade payables and accrued expenses of ¥27,369 million, ¥55,895 million, ¥91,015 million, and ¥36,904 million, respectively. The impact of this revision in the consolidated statement of cash flows resulted in an increase in other assets, accrued expenses and other liabilities in the amount of ¥5,269 million, ¥634 million, and ¥6,721 million, respectively and a decrease in other current assets and trade payables of ¥4,436 million and ¥6,522 million, respectively.

Certain other revisions for misclassifications have been made to the consolidated balance sheets at September 30, 2006 and March 31, 2007 to conform to the presentation used at September 30, 2007, as follows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f) Investor level goodwill in affiliates, which was classified as other assets, has been revised to be classified as investments in and advances to affiliates.

The impact of this revision in the consolidated balance sheets resulted in an increase in investments in and advances to affiliates and a corresponding decrease in other assets in the amount of ¥9,799 million at September 30, 2006 and March 31, 2007.

(g) The long-term portion of deferred tax assets related to pension benefit plans, which was classified as deferred income taxes at March 31, 2007, has been revised to be classified as other assets.

The impact of this revision in the consolidated balance sheet resulted in an increase in other assets and a corresponding decrease in deferred income taxes in the amount of ¥59,782 million at March 31, 2007.

(3)	Finance Subsidiaries-Receivables

Finance subsidiaries-receivables represent finance receivables generated by finance subsidiaries.

Certain finance receivables related to sales of inventory are included in trade receivables and other assets in the consolidated balance sheets. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Finance subsidiaries-receivables, net, consisted of the following at September 30, 2006 and 2007 and March 31, 2007:

	Yen (millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Direct financing leases	¥2,280,334	¥1,606,221	¥1,892,566
Retail	2,745,234	3,259,659	2,923,944
Wholesale	330,077	357,043	437,242
Term loans to dealers	14,083	18,206	14,916
Loans held for sale*	180,615	—	—

Total finance receivables	5,550,343	5,241,129	5,268,668

Retained interests in the sold pools of finance receivables	87,465	80,538	88,110

	5,637,808	5,321,667	5,356,778
Less:
Allowance for credit losses	39,533	38,011	35,020
Allowance for losses on lease residual values	35,243	26,631	33,928
Unearned interest income and fees	236,428	112,590	143,131

	5,326,604	5,144,435	5,144,699

Less:
Finance receivables included in trade receivables, net	399,780	425,355	509,697
Finance receivables included in other assets, net	163,882	166,304	168,952

Finance subsidiaries-receivables, net	4,762,942	4,552,776	4,466,050
Less current portion	1,471,967	1,494,722	1,426,224

Noncurrent finance subsidiaries-receivables, net	¥3,290,975	¥3,058,054	¥3,039,826

* The loans held for sale are carried at the lower of cost or fair value.

(4)	Inventories

Inventories at September 30, 2006 and 2007 and March 31, 2007 are summarized as follows:

	Yen (millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Finished goods	¥732,124	¥814,702	¥772,917
Work in process	37,500	40,246	34,970
Raw materials	339,788	388,625	375,229

	¥1,109,412	¥1,243,573	¥1,183,116

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Investments and Advances

Investments and advances at September 30, 2006 and 2007 and March 31, 2007 consisted of the following:

	Yen (millions)
	September* 30, 2006	September 30, 2007	March 31, 2007
Current
Auction rate securities	¥46,777	¥42,683	¥41,318
Corporate debt securities	10,172	412	311
U.S. government and agency debt securities	15,895	41	2,993
Advances	793	930	581

	¥73,637	¥44,066	¥45,203

*   See note 2.

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Noncurrent
Marketable equity securities	¥125,977	¥174,265	¥169,280
Convertible preferred stocks	13,724	—	—
Convertible notes	32,264	—	—
Government bonds	2,999	2,999	2,999
U.S. government and agency debt securities	—	16,449	10,034
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	6,000	2,000	2,000
Other	14,904	12,033	11,639
Guaranty deposits	31,974	30,150	30,847
Advances	2,618	1,875	2,481
Other	19,635	25,595	25,330

	¥250,095	¥265,366	¥254,610

Certain information with respect to marketable securities at September 30, 2006 and 2007 and March 31, 2007 is summarized below:

	Yen (millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Available-for-sale
Cost	¥77,223	¥108,738	¥107,573
Fair value	172,754	216,948	210,598
Gross unrealized gains	95,630	108,386	103,113
Gross unrealized losses	99	176	88

Held-to-maturity
Amortized cost	¥29,066	¥19,901	¥16,337
Fair value	28,977	19,949	16,348
Gross unrealized gains	20	50	26
Gross unrealized losses	109	2	15

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Property on Operating Leases

Future minimum lease rentals expected to be received from property on operating leases at September 30, 2007 are as follows:

Yen (millions)
Within one year	¥136,070
Over one year	219,756

Total future minimum lease rentals	¥355,826

Future minimum rentals as shown above should not necessarily be considered indicative of future cash collections.

(7)	Short-Term and Long-Term Debt

Short-term debt at September 30, 2006 and 2007 and March 31, 2007 is as follows:

	Yen (millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Short-term bank loans	¥220,995	¥340,990	¥311,117
Medium-term notes	208,068	329,916	182,355
Commercial paper	792,165	871,168	772,396

	¥1,221,228	¥1,542,074	¥1,265,868

Long-term debt at September 30, 2006 and 2007 and March 31, 2007 is as follows:

	Yen (millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Total long-term debt	¥2,494,332	¥2,751,122	¥2,681,152
Less current portion	749,127	906,992	775,409

	¥1,745,205	¥1,844,130	¥1,905,743

Property, plant and equipment with a net book value of approximately ¥34,732 million, ¥35,338 million, ¥23,654 million at September 30, 2006 and 2007 and March 31, 2007, respectively, were subject to specific mortgages securing indebtedness. Furthermore, finance subsidiaries-receivables of approximately ¥4,569 million, ¥374 million, ¥1,931 million at September 30, 2006 and 2007 and March 31, 2007, respectively, were pledged as collateral by a financial subsidiary for certain loans.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Other Liabilities

Other liabilities at September 30, 2006 and 2007 and March 31, 2007 are summarized as follows:

	Yen (millions)
	September* 30, 2006	September 30, 2007	March 31, 2007
Accrued liabilities for product warranty, excluding current portion	¥147,076	¥155,437	¥153,409
Additional minimum pension liabilities	171,855	—	—
Pension and other postretirement benefits	117,108	527,900	524,457
Deferred income taxes	346,710	286,917	316,048
Other	247,708	278,298	243,798

	¥1,030,457	¥1,248,552	¥1,237,712

* See note 2.

(9)	Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Cash paid during the period for:
Interest	¥87,106	¥111,838	¥187,268
Income taxes	192,234	174,484	351,225

During the six months ended September 30, 2006, the Company reissued certain of its treasury stock at fair value of ¥18,521 million to the outside shareholder of affiliates to obtain 100% share of these companies.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Accumulated Other Comprehensive Income (Loss)

The components in accumulated other comprehensive income (loss) at September 30, 2006 and 2007 and March 31, 2007 are as follows:

	Yen (millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Adjustments from foreign currency translation	¥(346,500)	¥(198,979)	¥(279,002)
Net unrealized gains on marketable securities	52,888	61,486	58,139
Net unrealized gains (losses) on derivative instruments	(57)	(50)	20
Minimum pension liabilities Adjustment (note 1(v))	(75,931)	—	—
Pension and other postretirement benefits adjustment	—	(203,178)	(206,323)

Total accumulated other comprehensive income (loss)	¥(369,600)	¥(340,721)	¥(427,166)

(11)	Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at September 30, 2006 and 2007 and March 31, 2007 are as follows:

	Yen (millions)
	September 30, 2006		September 30, 2007		March 31, 2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables (Including loans held for sale) (a)	¥3,276,658	¥3,268,237	¥3,681,445	¥3,695,790	¥3,434,721	¥3,444,144
Marketable securities	172,754	172,754	216,948	216,948	210,598	210,598
Held-to-maturity securities	29,066	28,977	19,901	19,949	16,337	16,348
Convertible preferred stocks
Host contracts Embedded derivatives	9,194 4,530	9,194 4,530	— —	— —	— —	— —

	13,724	13,724	—	—	—	—
Convertible notes (b)
Host contracts Embedded derivatives	8,158 24,106	8,158 24,106	— —	— —	— —	— —

	32,264	32,264	—	—	—	—
Debt	(3,715,560)	(3,731,539)	(4,293,196)	(4,293,612)	(3,947,020)	(3,960,743)

Foreign exchange instruments (c)
Asset position	¥1,339	¥1,339	¥19,504	¥19,504	¥3,735	¥3,735
Liability position	(37,064)	(37,064)	(19,232)	(19,232)	(24,783)	(24,783)

Net	¥(35,725)	¥(35,725)	¥272	¥272	¥(21,048)	¥(21,048)

Interest rate instruments (d)
Asset position	¥17,388	¥17,388	¥7,120	¥7,120	¥10,866	¥10,866
Liability position	(23)	(23)	(15,054)	(15,054)	(2,417)	(2,417)

Net	¥17,365	¥17,365	¥(7,934)	¥(7,934)	¥8,449	¥8,449

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	The carrying amounts of finance subsidiaries-receivables at September 30, 2006 and 2007 and March 31, 2007 in the table exclude ¥2,049,946 million, ¥1,462,990 million and ¥1,709,978 million of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively. The carrying amounts of finance subsidiaries-receivables at September 30, 2006 and 2007 and March 31, 2007 in the table also include ¥563,662 million, ¥591,659 million and ¥678,649 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets.
(b)	A subsidiary had a forward sale contract in relation to a portion of the above convertible notes. The carrying amount and estimated fair value of the derivative financial instrument as of September 30, 2006 is ¥16,836 million, asset position. In the year ended March 31, 2007, the subsidiary exercised the forward sale contract, and there was no balance of the derivative financial instrument as of September 30, 2007 and March 31, 2007.
(c)	The fair values of foreign currency forward exchange contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets and other current assets/liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Other current assets	¥1,339	¥11,018	¥3,735
Other assets	—	8,486	—
Other current liabilities	(37,064)	(19,232)	(24,783)

	¥(35,725)	¥272	¥(21,048)

(d)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Other current assets	¥179	¥3,349	¥3,890
Other assets	17,209	3,771	6,976
Other current liabilities	—	(15,054)	(2,417)
Other liabilities	(23)	—	—

	¥17,365	¥(7,934)	¥8,449

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables (Including loans held for sale)

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value. The fair value of the retained interest in the sold pools of finance receivables were estimated by calculating the present value of the future cash flows using a discount rate commensurate with the risks involved.

Marketable securities

The fair value of marketable securities was estimated using quoted market prices.

Held-to-maturity securities

The fair value of held-to-maturity securities was estimated using quoted market prices.

Convertible notes and convertible preferred stock investment

Convertible instruments were bifurcated into two portions for accounting purposes. The note and preferred stock portions of these convertible instruments were treated as available-for-sale and were marked-to-market through other comprehensive income (loss). The fair value was determined based on an analysis of interest rate movements and an assessment of credit worthiness. The embedded derivative was marked-to-market through the statement of income and fair value was estimated using a trinomial convertible bond pricing model.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

Foreign exchange and interest rate instruments

The fair values of foreign currency forward exchange contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Risk Management Activities and Derivative Financial Instruments

Honda is a party to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward exchange contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. Foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements outstanding at September 30, 2006 were ¥812,126 million, ¥195,743 million and ¥629,356 million, respectively and totaled ¥1,637,225 million. At September 30, 2007, foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements outstanding were ¥828,808 million, ¥250,010 million and ¥741,297 million, respectively and totaled ¥1,820,115 million. At March 31, 2007, foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements outstanding were ¥978,994 million, ¥5,793 million and ¥608,534 million, respectively and totaled ¥1,593,321 million.

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amount recognized in accumulated other comprehensive income (loss) was ¥57 million loss in the fiscal six months ended September 30, 2006, ¥50 million loss in the fiscal six months ended September 30, 2007, and ¥20 million gain in the fiscal year ended March 31, 2007, respectively. All amounts recorded in accumulated other comprehensive income (loss) as the period-end are expected to be recognized in earnings within the next twelve months. The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months.

There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness, of which amount was ¥231 million loss for the six months ended September 30, 2006, ¥195 million loss for the six months ended September 30, 2007, and ¥1,187 million loss for the year ended March 31, 2007, respectively. There are no derivative financial instruments that have been assessed as being ineffectiveness.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At September 30, 2006 and 2007 and March 31, 2007, the notional principal amounts of interest rate swap agreements were ¥4,207,623 million, ¥4,580,687 million and ¥4,198,463 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13)	Commitments and Contingent Liabilities

At September 30, 2007, Honda had commitments for purchases of property, plant and equipment of approximately ¥123,752 million.

Honda has entered into various guarantee and indemnification agreements. At September 30, 2006 and 2007 and March 31, 2007, Honda has guaranteed ¥43,585 million, ¥38,689 million, and ¥41,151 million of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥43,585 million, ¥38,689 million and ¥41,151 million, respectively at September 30, 2006 and 2007 and March 31, 2007. At September 30, 2007, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and reserves. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies”, Honda has recorded a contingent liability when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. Honda does not record liabilities for lawsuits or potential claims that it believes will not result in an unfavorable outcome or when a reasonable estimate of the amount of probable loss cannot be determined. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

(14)	Leases

Honda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at September 30, 2007 are as follows:

Yen (millions)
Within one year	¥26,750
Over one year	123,042

Total minimum lease payments	¥149,792

Rental expenses under operating leases for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 were ¥26,072 million, ¥27,644 million and ¥46,910 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15)	Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements. (see note 2)

Principal products and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

As of and for the six months ended September 30, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥645,646	¥4,194,436	¥188,040	¥202,476	¥5,230,598	—	¥5,230,598
Intersegment	—	—	1,791	6,024	7,815	(7,815)	—

Total	¥645,646	¥4,194,436	¥189,831	¥208,500	¥5,238,413	¥(7,815)	¥5,230,598
Cost of sales, SG&A and R&D expenses	600,423	3,913,474	137,970	190,001	4,841,868	(7,815)	4,834,053

Segment income	¥45,223	¥280,962	¥51,861	¥18,499	¥396,545	—	¥396,545

Equity in income of affiliates	¥14,640	¥41,872	—	¥1,123	¥57,635	—	¥57,635
Assets	¥997,316	¥4,970,754	¥5,513,479	¥285,109	¥11,766,658	¥(575,560)	¥11,191,098
Investments in affiliates	¥108,253	¥340,471	—	¥14,539	¥463,263	—	¥463,263
Depreciation and amortization	¥17,670	¥132,808	¥439	¥4,618	¥155,535	—	¥155,535
Capital expenditures	¥28,915	¥236,365	¥368	¥5,267	¥270,915	—	¥270,915
Provision for credit and lease residual losses on finance subsidiaries- receivables	—	—	¥17,943	—	¥17,943	—	¥17,943

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the six months ended September 30, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥749,963	¥4,683,707	¥259,609	¥209,190	¥5,902,469	—	¥5,902,469
Intersegment	—	—	8,062	11,058	19,120	(19,120)	—

Total	¥749,963	¥4,683,707	¥267,671	¥220,248	¥5,921,589	¥(19,120)	¥5,902,469
Cost of sales, SG&A and R&D expenses	681,796	4,322,344	204,141	205,286	5,413,567	(19,120)	5,394,447

Segment income	¥68,167	¥361,363	¥63,530	¥14,962	¥508,022	—	¥508,022

Equity in income of affiliates	¥12,495	¥50,136	—	¥630	¥63,261	—	¥63,261
Assets	¥1,196,047	¥5,635,136	¥6,085,475	¥313,730	¥13,230,388	¥(572,652)	¥12,657,736
Investments in affiliates	¥130,965	¥400,837	—	¥15,624	¥547,426	—	¥547,426
Depreciation and amortization	¥22,388	¥170,506	¥40,757	¥5,799	¥239,450	—	¥239,450
Capital expenditures	¥32,127	¥279,229	¥448,143	¥13,812	¥773,311	—	¥773,311
Provision for credit and lease residual losses on finance subsidiaries- receivables	—	—	¥22,168	—	¥22,168	—	¥22,168

As of and for the year ended March 31, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,370,617	¥8,889,080	¥409,701	¥417,742	¥11,087,140	—	¥11,087,140
Intersegment	—	—	3,633	21,168	24,801	(24,801)	—

Total	¥1,370,617	¥8,889,080	¥413,334	¥438,910	¥11,111,941	¥(24,801)	¥11,087,140
Cost of sales, SG&A and R&D expenses	1,270,009	8,289,537	297,792	402,724	10,260,062	(24,801)	10,235,261

Segment income	¥100,608	¥599,543	¥115,542	¥36,186	¥851,879	—	¥851,879

Equity in income of affiliates	¥23,380	¥78,537	—	¥1,500	¥103,417	—	¥103,417
Assets	¥1,161,707	¥5,437,709	¥5,694,204	¥338,671	¥12,632,291	¥(595,791)	¥12,036,500
Investments in affiliates	¥118,475	¥360,673	—	¥15,065	¥494,213	—	¥494,213
Depreciation and amortization	¥40,576	¥309,877	¥10,676	¥10,359	¥371,488	—	¥371,488
Capital expenditures	¥68,880	¥540,859	¥367,728	¥16,394	¥993,861	—	¥993,861
Provision for credit and lease residual losses on finance subsidiaries- receivables	—	—	¥44,128	—	¥44,128	—	¥44,128

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Explanatory notes:

1.	Segment income is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥378,404 million as of September 30, 2006, ¥356,070 million as of September 30, 2007, and ¥377,873 million as of March 31, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial Services Business include ¥40,260 million for the six months ended September 30, 2007, and ¥9,741 million for the year March 31, 2007 respectively, of depreciation of property on operating leases.

6.	Capital expenditure of Financial Services Business include ¥447,902 million for the six months ended September 30, 2007, and ¥366,795 million for the year ended March 31, 2007 respectively, of purchase of operating lease assets.

External Sales and Other Operating Revenue by Product or Service Groups

	Yen (millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Motorcycles and relevant parts	¥573,360	¥683,687	¥1,221,638
All-terrain vehicles (ATVs), personal watercraft and relevant parts	72,286	66,276	148,979
Automobiles and relevant parts	4,194,436	4,683,707	8,889,080
Financial, insurance services	188,040	259,609	409,701
Power products and relevant parts	135,990	140,934	287,302
Others	66,486	68,256	130,440

Total	¥5,230,598	¥5,902,469	¥11,087,140

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Geographical Information

As of and for the six months ended September 30, 2006

	Yen (millions)
	Japan	United States	Other Countries	Total
Sales to external customers	¥1,019,407	¥2,487,666	¥1,723,525	¥5,230,598
Long-lived assets	¥878,456	¥573,230	¥525,445	¥1,977,131

As of and for the six months ended September 30, 2007

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥968,898	¥2,713,720	¥2,219,851	¥5,902,469
Long-lived assets	¥1,027,024	¥1,365,117	¥676,358	¥3,068,499

As of and for the year ended March 31, 2007

	Yen (millions)
	Japan	United States	Others Countries	Total
Sales to external customers	¥2,061,720	¥5,291,683	¥3,733,737	¥11,087,140
Long-lived assets	¥992,723	¥929,107	¥610,100	¥2,531,930

The above information is based on the location of the Company and its subsidiaries.

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

(1)	Overseas sales and revenues based on the location of the customer

	Yen (millions)
	September 30, 2006	September 30, 2007	March 31, 2007
North America	¥2,805,862	¥3,042,500	¥5,980,876
Europe	556,875	754,543	1,236,757
Asia	621,834	785,959	1,283,154
Other regions	422,746	565,551	905,163

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,019,407	¥2,815,963	¥552,558	¥483,569	¥359,101	¥5,230,598	—	¥5,230,598
Transfers between geographic areas	1,265,716	73,025	83,359	117,479	14,180	1,553,759	(1,553,759)	—

Total	¥2,285,123	¥2,888,988	¥635,917	¥601,048	¥373,281	¥6,784,357	¥(1,553,759)	¥5,230,598

Cost of sales, SG&A and R&D expenses	2,167,173	2,678,780	620,394	563,349	336,605	6,366,301	(1,532,248)	4,834,053

Operating income	¥117,950	¥210,208	¥15,523	¥37,699	¥36,676	¥418,056	¥(21,511)	¥396,545

Assets	¥2,711,414	¥6,624,754	¥776,990	¥769,651	¥357,729	¥11,240,538	¥(49,440)	¥11,191,098
Long-lived assets	¥878,456	¥666,171	¥173,765	¥178,297	¥80,442	¥1,977,131	—	¥1,977,131

As of and for the six months ended September 30, 2007

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥968,898	¥3,053,469	¥746,162	¥652,936	¥481,004	¥5,902,469	—	¥5,902,469
Transfers between geographic areas	1,422,919	87,032	44,928	156,023	13,212	1,724,114	(1,724,114)	—

Total	¥2,391,817	¥3,140,501	¥791,090	¥808,959	¥494,216	¥7,626,583	¥(1,724,114)	¥5,902,469

Cost of sales, SG&A and R&D expenses	2,257,840	2,927,429	764,024	738,580	442,303	7,130,176	(1,735,729)	5,394,447

Operating income	¥133,977	¥213,072	¥27,066	¥70,379	¥51,913	¥496,407	¥11,615	¥508,022

Assets	¥3,028,312	¥7,228,714	¥899,298	¥1,057,354	¥523,598	¥12,737,276	¥(79,540)	¥12,657,736
Long-lived assets	¥1,027,024	¥1,480,613	¥195,023	¥249,716	¥116,123	¥3,068,499	—	¥3,068,499

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the year ended March 31, 2007

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥2,061,720	¥6,002,797	¥1,228,564	¥1,024,680	¥769,379	¥11,087,140	—	¥11,087,140
Transfers between geographic areas	2,712,403	169,847	119,161	246,723	28,259	3,276,393	(3,276,393)	—

Total	¥4,774,123	¥6,172,644	¥1,347,725	¥1,271,403	¥797,638	¥14,363,533	¥(3,276,393)	¥11,087,140

Cost of sales, SG&A and R&D expenses	4,545,988	5,715,817	1,315,736	1,194,250	725,377	13,497,168	(3,261,907)	10,235,261

Operating income	¥228,135	¥456,827	¥31,989	¥77,153	¥72,261	¥866,365	¥(14,486)	¥851,879

Assets	¥2,985,123	¥6,834,409	¥948,922	¥935,963	¥414,147	¥12,118,564	¥(82,064)	¥12,036,500
Long-lived assets	¥992,723	¥1,028,132	¥198,232	¥219,358	¥93,485	¥2,531,930	—	¥2,531,930

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Operating income of each geographical region is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates.

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥378,404 million as of September 30, 2006, ¥356,070 million as of September 30, 2007, and ¥377,873 million as of March 31, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Subsequent Event

On November 6, 2007, the Board of Directors of Yachiyo Industry Co., Ltd., which is one of our consolidated subsidiaries, resolved to sell shares of Honda Motor Co., Ltd. pursuant to Article 135 of the Company Law of Japan. Details of the sales are as follows:

1. Type of shares	: Common shares of Honda Motor Co., Ltd.
2. Number of shares sold	: 1,614,900 shares
3. Method of sales	: Off-Market Transaction in Listed Securities

This sales transaction was completed on November 9, 2007, and the total amount of sales was ¥6,681 million. Therefore, Yachiyo Industry Co., Ltd. does not own any shares of Honda Motor Co., Ltd. as of the date of the filing of these semi-annual financial statements. This sales transaction did not have a material impact on the Company’s financial position or results of operations.

Unconsolidated Financial Statements and other information

(1)	Unconsolidated Financial Statements

	Unconsolidated Balance Sheets

	Yen (millions)
	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
(ASSETS)

I Current Assets
1 Cash and bank deposits	¥227,376	¥76,937	¥217,412
2 Notes receivable-trade (Note 4)	5,571	5,905	3,260
3 Accounts receivable-trade	304,485	308,167	336,034
4 Inventories	163,473	186,058	167,336
5 Short-term loans receivable	192,877	169,020	191,575
6 Others	204,914	395,204	237,721
7 Allowance for doubtful accounts	(3,313)	(1,548)	(3,191)

Total current assets	1,095,386	1,139,745	1,150,148
II Fixed assets
(1) Tangible fixed assets (Note 1)
1 Buildings	221,363	218,881	209,929
2 Machinery and equipment	81,933	68,564	63,739
3 Land	278,694	294,945	286,574
4 Others	85,772	85,049	92,289

Total tangible fixed assets	667,763	667,440	652,533
(2) Intangible assets	6,653	5,844	6,499
(3) Investments and other assets
1 Investment securities	605,152	637,304	633,564
2 Others	165,320	209,118	204,713
3 Allowance for doubtful accounts	(15,385)	(15,523)	(15,642)

Total investments and other assets	755,087	830,900	822,636

Total fixed assets	1,429,504	1,504,185	1,481,669

Total assets	¥2,524,890	¥2,643,930	¥2,631,818

	Yen (millions)
	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
(LIABILITIES)

I Current liabilities
1 Notes payable-trade	¥1,840	¥1,746	¥1,759
2 Accounts payable-trade	347,552	349,682	362,922
3 Short-term loans payable (Note 3)	18,051	22,675	25,937
4 Corporate and other income taxes payable	20,464	36,812	22,624
5 Accrued product warranty	61,311	77,914	87,578
6 Accrued employees’ bonuses	35,174	35,164	42,706
7 Others	138,355	129,356	175,407

Total current liabilities	622,749	653,351	718,935

II Non-current liabilities
1 Long-term loans payable	487	422	456
2 Accrued product warranty	43,596	49,969	49,926
3 Accrued employees’ retirement benefits	62,163	77,602	69,797
4 Accrued officers’ retirement benefits	5,970	5,273	6,042
5 Accrued operating officers’ retirement benefits	791	1,300	1,082
6 Others	3,457	3,517	3,477

Total non-current liabilities	116,465	138,085	130,783

Total liabilities	739,215	791,436	849,718

(NET ASSETS)

I Stockholders’ equity
(1) Common stock	86,067	86,067	86,067
(2) Capital surplus
1 Capital surplus	170,313	170,313	170,313
2 Other capital surplus	—	—	—

Total capital surplus	170,313	170,314	170,313
(3) Retained earnings
1 Legal reserves	21,516	21,516	21,516
2 Other retained earnings
Reserve for dividends	105,800	145,300	105,800
General reserves	1,074,300	1,119,300	1,074,300
Reserve for special depreciation	2,188	2,165	2,464
Reserve for reduction of acquisition cost of fixed assets	12,375	12,566	12,598
Earnings to be carried forward	294,688	314,242	295,304

Total retained earnings	1,510,869	1,615,091	1,511,984
(4) Treasury stock	(41,171)	(78,924)	(44,769)

Total stockholders’ equity	1,726,079	1,792,549	1,723,595

II Difference of appreciation and conversion
1 Net unrealized gains on securities	59,653	59,995	58,483
2 Deferred loss (gain) on hedges	(57)	(50)	20

Total difference of appreciation and conversion	59,595	59,944	58,503

Total net assets	1,785,675	1,852,493	1,782,099

Total liabilities and net assets	¥2,524,890	¥2,643,930	¥2,631,818

‚    Unconsolidated Statement of Income

		Yen (millions)
		Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
I	Net sales	¥1,914,408	¥1,998,101	¥4,030,881
II	Cost of Sales	1,303,278	1,335,031	2,723,370

	Gross Profit	611,130	663,070	1,307,510
III	Selling, general and administrative expenses	519,772	572,476	1,105,791

	Operating income	91,358	90,594	201,719
IV	Non-operating income (Note 1)	95,470	133,957	174,600
V	Non-operating expenses (Note 2)	35,135	24,827	70,175

	Ordinary income	151,692	199,723	306,145
VI	Extraordinary income	5,289	7,513	15,161
VII	Extraordinary loss (Note 3)	3,130	1,654	79,924

	Income before income taxes	153,851	205,582	241,382

	Income Taxes
	Current	30,474	43,723	77,564
	Deferred	(3,918)	(13,997)	(50,288)

	Net income	127,295	175,855	214,106

ƒ	Unconsolidated Statements of Stockholders’ Equity

	Yen (millions)
	Stockholders’ equity											Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus		Retained earnings						Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss (gain) on hedges
		Capital surplus	Other capital surplus	Legal reserves	Other retained earnings
					Reserve for dividends	General reserves	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	Earnings to be carried forward
Balance at March 31, 2006	86,067	170,313	—	21,516	87,300	1,049,300	2,072	12,328	266,128	(29,352)	1,665,674	69,163	—	1,734,837

Changes of items during the period
Provision for reserve for dividends*					18,500				(18,500)
Provision for general reserves*						25,000			(25,000)
Provision of reserve for special depreciation*							833		(833)
Reversal of reserve for special depreciation*							(716)		716
Provision of reserve for reduction of acquisition cost of fixed assets*								112	(112)
Reversal of reserve for reduction of acquisition cost of fixed assets*								(66)	66
Dividend from surplus*									(54,784)		(54,784)			(54,784)
Net income									127,295		127,295			127,295
Purchase of treasury stock										(30,700)	(30,700)			(30,700)
Reissuance of treasury stock									(287)	18,881	18,593			18,593
Others												(9,509)	(57)	(9,567)

Total changes of items during the period	—	—	—	—	18,500	25,000	116	46	28,560	(11,819)	60,404	(9,509)	(57)	50,837

Balance at September 30, 2006	86,067	170,313	—	21,516	105,800	1,074,300	2,188	12,375	294,688	(41,171)	1,726,079	59,653	(57)	1,785,675

Note:  * were the items of appropriation of retained earnings approved at the ordinary general meeting of shareholders in June 2006.

	Yen (millions)
	Stockholders’ equity											Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus		Retained earnings						Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss (gain) on hedges
		Capital surplus	Other capital surplus	Legal reserves	Other retained earnings
					Reserve for dividends	General reserves	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	Earnings to be carried forward
Balance at March 31, 2007	86,067	170,313	—	21,516	105,800	1,074,300	2,464	12,598	295,304	(44,769)	1,723,595	58,483	20	1,782,099

Changes of items during the period
Provision for reserve for dividends					39,500				(39,500)
Provision for general reserves						45,000			(45,000)
Reversal of reserve for special depreciation							(299)		299
Reversal of reserve for reduction of acquisition cost of fixed assets								(31)	31
Dividend from surplus									(72,748)		(72,748)			(72,748)
Net income									175,855		175,855			175,855
Purchase of treasury stock										(34,162)	(34,162)			(34,162)
Reissuance of treasury stock			—							7	7			7

Others												1,512	(70)	1,441

Total changes of items during the period	—	—	—	—	39,500	45,000	(299)	(31)	18,938	(34,154)	68,953	1,512	(70)	70,394

Balance at September 30, 2007	86,067	170,313	—	21,516	145,300	1,119,300	2,165	12,566	314,242	(78,924)	1,792,549	59,995	(50)	1,852,493

	Yen (millions)
	Stockholders’ equity											Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus		Retained earnings						Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss (gain) on hedges
		Capital surplus	Other capital surplus	Legal reserves	Other retained earnings
					Reserve for dividends	General reserves	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	Earnings to be carried forward
Balance at March 31, 2006	86,067	170,313	—	21,516	87,300	1,049,300	2,072	12,328	266,128	(29,352)	1,665,674	69,163	—	1,734,837

Changes of items during the period
Items of appropriation of retained earnibgs during previous period
Provision for reserve for dividends					18,500				(18,500)
Provision for general reserves						25,000			(25,000)
Provision of reserve for special depreciation							833		(833)
Reversal of reserve for special depreciation							(716)		716
Provision of reserve for reduction of acquisition cost of fixed assets								112	(112)
Reversal of reserve for reduction of acquisition cost of fixed assets								(66)	66
Dividend from surplus									(54,784)		(54,784)			(54,784)
Provision of reserve for special depreciation							1,042		(1,042)
Reversal of reserve for special depreciation							(766)		766
Provision of reserve for reduction of acquisition cost of fixed assets								331	(331)
Reversal of reserve for reduction of acquisition cost of fixed assets								(108)	108
Dividend from surplus									(85,698)		(85,698)			(85,698)
Net income									214,106		214,106			214,106
Purchase of treasury stock										(34,313)	(34,313)			(34,313)
Reissuance of treasury stock									(285)	18,896	18,611			18,611
Others												(10,679)	20	(10,659)

Total changes of items during the period	—	—	—	—	18,500	25,000	392	269	29,175	(15,416)	57,921	(10,679)	20	47,262

Balance at March 31, 2007	86,067	170,313	—	21,516	105,800	1,074,300	2,464	12,598	295,304	(44,769)	1,723,595	58,483	20	1,782,099

Significant Basic Information for Preparation of the Semi-annual Financial Statements

1.	Basis of accounting for assets and method of cost determination

(1)	Securities

Held to maturity debt securities

Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost.

Investments in subsidiaries and affiliates

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

Other securities

Marketable securities

Marketable securities classified as other securities are stated at fair value based on market prices at the closing date of the semi-annual period and similar. Any changes in unrealized holding gains or losses, net of applicable income taxes, are included directly in net assets and the cost of securities sold is determined using the moving average method.

Non-marketable securities

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving average method.

(2)	Inventories

Finished goods, auto parts for sale, raw materials, work in process and supplies are stated at the lower of the last purchase cost or market.

(3)	Derivative financial instruments

Derivative financial instruments are stated at fair value.

2.	Method of depreciation of fixed assets

(1)	The Company uses a declining-balance method on depreciation of tangible fixed assets excluding molds and dies included in “Tools, furniture and fixtures”. On and after a certain fiscal year assets are depreciated evenly over their remaining useful life (their original useful life less elapsed years) down to ¥1.

The estimated useful lives for main tangible fixed assets are as follows:

Asset	Life
Buildings	8 to 50 years
Machinery and equipment	7 years
Tools, furniture and fixtures	2 to 5 years

(2)	Amortization of intangible assets is computed using the straight-line method. In addition, amortization of software intended for internal use is based on an estimated useful life of 5 years.

3.	Basis of accounting for provisions and reserves

(1)	Allowance for doubtful accounts

The allowance for doubtful accounts is provided for possible bad debts at an amount determined based on the historical experience of bad debts for normal receivables, in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

(2)	Accrued product warranty

Accrued product warranty has been provided as a total of the following:

	an estimate of warranty costs to be incurred during the remaining warranty periods based on historical warranty claim experiences and an estimate of the probability of future warranty costs; and

‚	an estimate of future warranty claims mainly associated with regulatory reporting and similar.

(3)	Accrued bonuses

Accrued bonuses are provided for payments of bonuses to employees based on the amount of the estimated bonus payments which is attributable to the semi-annual period.

(4)	Accrued employees’ retirement benefits

Accrued employees’ retirement benefits are provided for payments of retirement benefits at an estimated amount incurred during the half year calculated based on the retirement benefit obligation and the fair value of the pension plan assets at year-end.

The net retirement benefit obligation at transition is amortized by the straight-line method over 15 years.

Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees.

Actuarial gains or losses are amortized in the years following the year in which the gain or loss is recognized by the straight-line method over the average remaining years of service of the employees.

(5)	Accrued officers’ retirement benefits

Accrued officers’ retirement benefits are provided for the payment of retirement benefits to directors and statutory auditors at the amount which would be required to be paid if all directors and statutory auditors retired at the end of the semi-annual period in accordance with the internal rules of the Company.

(6)	Operating officers’ retirement benefits

Operating officers’ retirement benefits are provided for the payment of retirement benefits to operating officers at the amount which would be required to be paid if all operating officers retired at the end of the semi-annual period in accordance with the Company policies.

4.	Leases

Finance lease transactions except for those under which the ownership of leased assets is transferred to the lessee, are accounted for as operating leases.

5.	Hedge accounting

(1)	Method of hedge accounting

The Company defers recognition of gains and losses resulting from changes in fair value of derivative instruments until the related losses and gains on the hedged items are recognized.

(2)	Hedging instruments and hedged items

Hedging instruments	Foreign currency forward contracts
Hedged items	Forecasted foreign currency transactions related to royalty from major subsidiaries

(3)	Hedging policy

The Company is a party to derivative financial instruments in the normal course of business in order to manage risks associated with changes in foreign currency exchange rates.

The Company does not hold any derivative financial instruments for trading purposes.

(4)	Assessment of hedging effectiveness

The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments designated as cash flow hedge are highly effective to offset changes in cash flows of hedged items.

6.	Other significant basic information for preparing the semi-annual financial statements

(1)	Accounting for consumption tax

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

Consumption tax refund receivable is included in other current assets.

(2)	Application of consolidated regulatory tax rules and regulations

The consolidated regulatory tax rules and regulations were applied.

Changes to the Significant Basic Information for Preparation of the Semi-annual Financial Statements

No relevant information

Change in Presentation of Unconsolidated Financial Statements

In accordance with the amendment in accounting treatment of certificate of deposits issued by domestic entities (“Domestic CD”) based on “Q&A of Accounting for Financial Instruments” revised on November 6, 2007, subsequent to the amendment of “Guidelines on Regulations for Terminology, Forms and Preparation of Semi-annual Financial Statements” announced on October 2, 2007, Domestic CD was classified as “Others” in “Current assets” in the non-consolidated balance sheet as of September 30, 2007 which was included in “Cash and deposits” in “Current assets” in the previsous non-consolidated balance sheet.

The Domestic CD included in “Others” in “Current assets” in the non-consolidated balance sheet as of September 30, 2007 amounts to ¥121,000 million.

Additional Note

The Company adopted the declining-balance method on its depreciation method of tangible fixed assets, using salvage values, depreciation rates and useful lives described in the Corporation Tax Laws in Japan.

After the end of previous semi-annual fiscal year, the Company had changed depreciation method for tangible fixed assets excluding molds and dies included in “Tools, furniture and fixtures” to depreciate down of ¥1. The Company applies a declining-balance method with depreciation rates multiplying 2.5 times with depreciation rates on straight-line method (1 / a number of useful life). Furthermore, the Company will change its depreciation method to the straight line method on and after certain fiscal years when depreciation under the declining-balance method for its fiscal year becomes less than its book value at the beginning of its fiscal year divided by it’s the remaining useful life, the asset will be depreciated evenly over the remaining years. The useful lives of tangible fixed assets remain unchanged. For depreciation method of molds and dies included in “Tools, furniture and fixtures”, while the Company adopts the same depreciation rates to depreciate down of ¥1 in the year of expiration dates of their useful lives. The useful lives of molds and dice remain unchanged.

As a result, the operating profit, the ordinary profit and the income before income taxes for the previous semi-annual fiscal year were overstated by ¥1,257 million, ¥1,757 million and ¥75,212 million, respectively, compared to under the amended depreciation method.

Footnotes

(Notes to Unconsolidated Balance Sheets)

1.	Accumulated depreciation of tangible fixed assets:

Yen (millions)
September 30,		March 31,
2006	2007	2007
¥957,885	¥1,058,634	¥1,041,064

2.	Contingent Liabilities

(1)	Guarantees provided

Guarantees were provided for certain borrowings entered into by the following subsidiaries, affiliates and employees:

As of September 30, 2006	Yen (millions)
HONDA EXPRESS CO., LTD.	¥20
KOMYO Co., Ltd.	11
Honda Engineering Co., Ltd.	9
HONDA FOUNDRY Co., Ltd.	9
HONDA RACING CORPORATION	4
Honda Kaihatsu Co., Ltd.	4
MOBILITYLAND CORP.*	—
HONDA R&D CO., LTD.	—
Employees	44,313

Total	¥44,373

*:	SUZUKA CIRCUITLAND CO., LTD. merged with Twin Ring Motegi Co., Ltd. and the new name of merged entity became MOBILITYLAND CORP.

As of September 30, 2007	Yen (millions)
Honda Bank GmbH	¥99
Honda Logistics Inc.	28
Honda Engineering Co., Ltd.	8
HONDA FOUNDRY Co., Ltd.	7
HONDA RACING CORPORATION	4
Employees	39,399

Total	¥39,547

As of March 31, 2007	Yen (millions)
Honda Bank GmbH	¥143
Honda Logistics Inc.*	30
Honda Engineering Co., Ltd.	9
HONDA FOUNDRY Co., Ltd.	8
HONDA RACING CORPORATION	4
MOBILITYLAND CORP.*	—
HONDA R&D CO., LTD.	—
Employees	41,429

Total	¥41,625

*:	HONDA EXPRESS CO., LTD. merged with KOMYO CO., LTD. and the new name of merged entity became Honda Logistics Inc..

*:	SUZUKA CIRCUITLAND CO., LTD. merged with Twin Ring Motegi Co., Ltd. and the new name of merged entity became MOBILITYLAND CORP..

(2)	Keep-well agreements

The Company entered into the keep-well agreements with the subsidiaries for the purpose of credit enhancement in connection with the financing.

The related outstanding balances of obligations owed by the subsidiaries are as follows:

As of September 30, 2006	Yen (millions)
American Honda Finance Corporation	¥2,663,037
Honda Finance Co., Ltd.	384,000
Honda Canada Finance Inc.	266,624
HONDA FINANCE EUROPE PLC.	44,065
Honda Bank GmbH	11,981
Honda Leasing (Thailand) Company Limited	6,280

Total	¥3,375,989

As of September 30, 2007	Yen (millions)
American Honda Finance Corporation	¥2,904,974
Honda Finance Co., Ltd.	422,000
Honda Canada Finance Inc.	406,078
HONDA FINANCE EUROPE PLC.	30,449
Honda Leasing (Thailand) Company Limited	16,515
Honda Bank GmbH	9,802

Total	¥3,789,820

As of March 31, 2007	Yen (millions)
American Honda Finance Corporation	¥2,732,442
Honda Finance Co., Ltd.	409,000
Honda Canada Finance Inc.	252,892
HONDA FINANCE EUROPE PLC.	46,577
Honda Leasing (Thailand) Company Limited	16,515
Honda Bank GmbH	12,586

Total	¥3,470,013

3.	Short-term loans payable primarily comprise of funds received from subsidiaries by means of the Cash Management System.

4.	Accounting for receivables

Notes receivable with maturities at the end of September 2007 was settled after the financial institutions clear the transaction. Since the financial institutions were closed on September 30, 2007, notes receivable as of September 30, 2007 included outstanding notes of JPY 679 million with September 2007 maturity dates.

(Notes to Unconsolidated Statements of Income)

	Yen (millions)
	Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
1. Non-operating income mainly consists of:
Interest income	¥2,497	¥5,331	¥7,072
Dividends received	78,323	112,596	135,094

2. Non-operating expenses mainly consist of:
Interest expenses	179	264	383
Foreign exchange losses	25,111	13,546	47,503

3. Extraordinary losses mainly consist of:
Deferment depreciation on fixed assets			75,131

4. Depreciation expense
Tangible fixed assets	29,155	36,724	68,624
Intangible assets	543	756	1,223

	¥29,699	¥37,481	¥69,848

(Notes to Unconsolidated Statements of Stockholders’ Equity)

1.	Total number of shares issued:

	Shares
Type of shares	March 31, 2007	Increase number of shares during the period	Decrease number of shares during the period	September 30, 2007
Common stock	1,834,828,430	—	—	1,834,828,430

2. Total number of treasury stock:
	Shares
Type of shares	March 31, 2007	Increase number of shares during the period	Decrease number of shares during the period	September 30, 2007
Common stock	12,020,805	8,211,904	1,883	20,230,826

Notes:

1.	The increase in number of shares (8,211,904 shares) was due to the following factors:

Purchase of shares	8,204,000 shares
Purchase of shares less than one voting unit	7,904 shares

2.	The decrease in number of shares (1,883 shares) was due to the following factors:

Sale of shares with less than one voting unit	1,883 shares

3.	Dividends

(1)	Dividend payout

Resolution Type of shares Dividend Dividend per share of common stock Record date Effective date	The ordinary general meeting of stockholders on June 22, 2007 Common stock 36,456 million yen JPY 20.00 March 31, 2007 June 25, 2007

Resolution Type of shares Dividend Dividend per share of common stock Record date Effective date	The board of directors meeting on July 25, 2007 Common stock 36,292 million yen JPY 20.00 June 30, 2007 August 27, 2007

(2)	Dividend payable for the first half ended September 30, 2007, effective after the period

Resolution Type of shares Resource for dividend Dividend Dividend per share of common stock Record date Effective date	The board of directors meeting on October 25, 2007 Common stock Retained earnings 39,921 million yen JPY 22.00 September 30, 2007 November 26, 2007

(Lease Transactions)

Finance lease transactions except for those under which the ownership of leased assets are transferred to the lessee.

1.	Pro forma acquisition cost, accumulated depreciation and net book value of leased assets

	Yen (millions)
	As of September 30, 2006
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥6,569	¥2,554	¥4,015
Other	144	53	90

Total	¥6,713	¥2,607	¥4,106

	Yen (millions)
	As of September 30, 2007
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥6,644	¥3,233	¥3,411
Other	166	76	89

Total	¥6,811	¥3,310	¥3,501

	Yen (millions)
	As of March 31, 2007
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥6,443	¥2,711	¥3,732
Other	151	64	86

Total	¥6,595	¥2,776	¥3,819

The above pro forma acquisition costs include imputed interests because the balance of future lease payments is immaterial to the balance of tangible fixed assets and related factors as of the half year-end (year-end).

2.	Future lease payments

Yen (millions)
As of September 30, 2006
Within one year	Over one year	Total
¥1,382	¥2,723	¥4,106

Yen (millions)
As of September 30, 2007
Within one year	Over one year	Total
¥1,301	¥2,200	¥3,501

Yen (millions)
As of March 31, 2007
Within one year	Over one year	Total
¥1,381	¥2,438	¥3,819

The above future lease payments include imputed interests because the balance of future lease payments is immaterial to the balance of tangible fixed assets and related factors as of the half year-end (year-end).

3.	Lease payments and pro forma depreciation expenses

Yen (millions)
Half year ended September 30, 2006
Lease payment	Depreciation expenses
¥614	¥614

Yen (millions)
Half year ended September 30, 2007
Lease payment	Depreciation expenses
¥750	¥750

Yen (millions)
Year ended March 31, 2007
Lease payment	Depreciation expenses
¥1,359	¥1,359

4.	Method of estimating pro forma depreciation expenses

Pro forma depreciation expenses of leased assets are calculated using the straight-line method over the respective lease terms with the residual value of zero.

(Securities)

Marketable equity securities as of September 30, 2006 and 2007 and March 31, 2007, which are included in investments in subsidiaries and affiliates, are as follows:

	Yen (millions)
	As of September 30, 2006
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥39,743	¥36,619
Investments in affiliates	30,069	423,306	393,236

Total	¥33,194	¥463,050	¥429,856

	Yen (millions)
	As of September 30, 2007
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥15,314	¥62,608	¥47,294
Investments in affiliates	30,819	405,766	374,947

Total	¥46,133	¥468,374	¥422,241

	Yen (millions)
	As of March 31, 2007
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥15,314	¥75,606	¥60,291
Investments in affiliates	30,819	411,118	380,299

Total	¥46,133	¥486,724	¥440,591

(Per Share Data)

	Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
		(Yen)
Net asset per share	¥979.16	¥1,020.88	¥977.67
Net income per share	¥69.68	¥96.79	¥117.32

Diluted net income per share is not provided as there is no potential dilution effect.

*	The basis of the computation of net income per share is as follows:

	Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
		Yen (millions)
Net income	¥127,295	¥175,855	¥214,106
Amount not applicable to common stock	—	—	—
Net income applicable to common stock	¥127,295	¥175,855	¥214,106
Weighted average number of shares	1,826,740,093 shares	1,816,944,495 shares	1,824,926,059 shares

(Subsequent Event)

No relevant information

(Ref.# C07-112)

Summary of 2007 Year-End CEO Speech

TOKYO, Japan, December 19, 2007 – The current fiscal year is the last year in the current 3-year mid-term which began in spring 2005. During the last three years, Honda focused on gaining a foothold for the future, and results of such efforts have begun to show in many areas.

Honda will further accelerate its effort to strengthen the core characteristics that make Honda unique in the areas of research and development, production, procurement, sales and marketing on a global basis, with a focus on the following three pillars:

1)	Strengthening the foundation for global growth

2)	Strengthening Honda’s effort to reduce its environmental footprint

3)	Accelerating efforts in Japan to strengthen the core characteristics that make Honda unique

1. Strengthening the foundation for global growth

[ Motorcycle ]

<Asia Oceania – Motorcycle >

•	2007 sales forecast: 9.5 million units (up 3% from 2006)

•	Honda’s cumulative motorcycle production reached 20 million units in India (in January 2007), 15 million units in Thailand (in September 2007), and 20 million units in Indonesia (in November 2007).

•	India – The third motorcycle production plant of Hero Honda will begin operation in April 2008, adding annual production capacity of 500,000 units.

•	Vietnam – The second motorcycle plant with annual production capacity of 500,000 units will begin operation in the latter half of 2008.

•

With Honda’s fuel injection (FI) and low friction engine technologies, Honda developed a 100cc class motorcycle engine which achieved a maximum 15 percent improvement in fuel economy, increased power output, and lower cost compared to a conventional engine. New models equipped with this engine will be introduced to countries in Asia starting in 2008.

< South America – Motorcycle >

•	2007 sales forecast: 1.53 million units (up 25% from 2006)

•	Peru – A new motorcycle plant with annual production capacity of 25,000 units began operation in October 2007.

•

Brazil – December 2007, the expansion of annual motorcycle production capacity in Brazil from the previous 1.35 million units to 1.5 million units has been completed. The production capacity is scheduled to be further expanded to 2 million units in early 2009.

[ Automobile ]

< North America – Automobile >

•	2007 U.S. sales forecast: 1.55 million units (up 3% from 2006)

•	2008 U.S. sales plan: 1.59 million units (up 3% from 2007)

•	Sales of the all-new Accord are off to a good start, while sales of Civic and Fit remain strong.

•	For cumulative sales from January through November 2007, CR-V and Odyssey were ranked as the best selling vehicles within each respective category.

•	Annual production capacity of Honda’s auto plant in Mexico was expanded from the previous 30,000 units to 50,000 units in September 2007 concurrent with the start of CR-V production.

•	In fall 2008, Honda’s total annual auto production capacity in North America will be 1.62 million units after a new auto plant in Indiana and a new auto engine plant in Canada begin production.

•	The prototype of the all-new Pilot will be introduced at the North American International Auto Show in Detroit in January 2008.

<Europe – Automobile >

•	2007 sales forecast: 380,000 units (up 23% from 2006)

•	2008 sales plan: 420,000 units (up 11% from 2007)

•	Sales of Civic, CR-V, and diesel models remain strong, and sales in Russia and Central Europe have increased significantly.

•

In February 2007, production at the UK plant reached 250,000 units annually making full utilization of the plant’s production capacity. With completion of capacity expansion at the plant in Turkey from the previous 30,000 units to 50,000 units, Honda’s total annual auto production capacity in Europe will be 300,000 units at the beginning of 2008.

•

In the first half of 2008, the all-new Accord Sedan and Tourer will be introduced to the market. The mass production models will be introduced at the Geneva Motor Show in March 2008. The all-new Accord will be equipped with an i-DTEC engine, which complies with the Euro 5 emission standard expected to become effective in 2009.

< Asia Oceania – Automobile >

•	2007 sales forecast: 345,000 units (up 9% from 2006)

•	2008 sales plan: 415,000 units (up 20% from 2007)

•

India – By the end of December 2007, annual production capacity of the existing auto plant in India will be doubled from the current 50,000 units to 100,000 units. In July 2007, the construction of a new auto plant began (which is scheduled to become operational in 2009).

•

Thailand – Cumulative automobile production in Thailand reached the milestone of 1 million units in November 2007. Honda’s local engine parts plant began operation in April 2007, and a plant which produces stamped body panel service parts began operation in September. In addition, Honda’s second auto plant in Thailand will become operational in the latter half of 2008. Combined production capacity will be 240,000 units annually at its full capacity. Increased production in Thailand enables Honda to further strengthen its ability to offer products to the entire region.

•	The all-new Accord was introduced first in Thailand in November 2007, then will be introduced to the other countries in the region in 2008.

<South America – Automobile >

•	2007 sales forecast: 118,000 units (up 30% from 2006)

•

Brazil – At the end of July 2007, the annual production capacity of Honda’s automobile plant in Brazil was expanded to 100,000 units. Honda decided to further expand the capacity up to 120,000 units by sometime around August 2008.

•

In addition to gasoline-base models, Civic and Fit models equipped with a flexible fuel vehicle (FFV) system have been very popular since their introduction in 2006. To respond to increasing demand, Honda will increase the ratio of FFV models for both products.

•

Argentina – In November 2007, Honda began construction of a new automobile plant with annual production capacity of 30,000 units (with a plan to begin operation in the latter half of 2009). The new plant will play a key role in Honda’s production network in South America along with the Honda auto plant in Brazil.

< China – Automobile >

•	2007 sales forecast: 420,000 units (up 29% from 2006)

•	2008 sales plan: 490,000 units (up 17% from 2007)

•

Sales of City, Civic, CR-V, Acura MDX continue to be strong. The export plant, Honda Automobile (China) Co., Ltd., which produces a product for European markets, began fully utilizing its annual production capacity of 50,000 units in April 2007. Honda’s sales and production are growing steadily in China.

•

In March 2007, a new company which manufactures and supplies power train components such as transmissions began operation. Honda has been further increasing local content and improving cost competitiveness.

•	In late November 2007, Civic Hybrid sales began. At the beginning of 2008, Honda will introduce an all-new Accord, Honda’s best selling model in China with annual sales of more than 100,000 units.

[ Power Products ]

•	In January 2008, cumulative production is expected to reach 80 million units.

•

Sales of Honda’s compact household cogeneration unit is growing steadily with monthly sales of more than 1,000 units, and cumulative sales in Japan exceeded 56,000 units. Sales in the U.S. began spring 2007.

[ Estimated 2007 Worldwide Sales ]

•	Honda expects to achieve all-time record sales in motorcycle and automobile business.

Motorcycles:	13.38 million units (up 6 % from 2006)
Automobiles:	3.76 million units (up 6% from 2006)
Power Products:	6.16 million units (down 4% from 2006)

2. Strengthening Honda’s effort to reduce its environmental footprint

< Hybrid >

•

In addition to Civic Hybrid, Honda will introduce a new dedicated hybrid vehicle in 2009. The new dedicated hybrid vehicle will be equipped with a newly developed lightweight and compact IMA (integrated motor assist) system and offered at a more affordable price level base on Honda’s efforts to significantly reduce cost. The worldwide sales plan for this vehicle is approximately 200,000 units annually.

•

A new sports hybrid, based on the CR-Z introduced at Tokyo Motor Show, will be sold globally. With this enhanced hybrid product lineup, Honda envisions that hybrid models will account for approximately 10% of Honda’s global automobile sales by around 2010.

< Diesel >

•	The second-generation i-DTEC engine will first be installed to models for European markets in 2008, North America in 2009, and Japan will follow.

< Fuel Cell Vehicle and Home Energy Station >

•

In November 2007, Honda debuted an all-new fuel cell vehicle, FCX Clarity. Lease sales of FCX Clarity will being in summer 2008 in the U.S. and fall 2008 in Japan. In addition to achieving the ultimate clean operation, Honda will offer new value and attractiveness such as future-oriented design and the joy of driving which can be achieved only with fuel cell vehicles.

•

In the U.S., Honda has begun experimental operation of the fourth-generation Home Energy Station which is designed to provide fuel for a hydrogen-powered fuel cell vehicle, as well as cogeneration functions for the home. Honda will continue to advance this technology to achieve a CO2-free society in the future.

< VOC (Volatile Organic Compounds ) >

•

In October 2007, Honda became the first automaker to achieve, for all automobile models sold in Japan, an in-vehicle VOC level which is lower than the standard set by the Ministry of Health, Labor, and Welfare.

< Solar Cell >

•

In October 2007, the new solar cell production plant of Honda Soltec began operation. The annual production is expected to reach the full capacity rate of 27.5 megawatts (an equivalent amount of electricity to power approximately 9,000 houses) by spring 2008.

•

Sales of solar cells will be accelerated by increasing the number of distributor locations from the current 80 locations to more than 200 locations within 2008. Moreover, Honda Soltec will establish its business with an eye toward global expansion of sales.

3. Accelerating our efforts in Japan to strengthen the core characteristic that make Honda unique

[ R&D Capabilities ]

•	In November 2007, Honda began the construction of a new R&D center in Sakura, Tochigi with the aim to further strengthen its R&D system and capabilities.

•

The new R&D center will have multiple test courses, which replicate various driving conditions ranging from high-speed driving to urban driving. Along with Honda’s existing test courses, the Tochigi Proving Ground and Takasu Proving Ground, the new facility in Sakura will enable Honda to strengthen development of next-generation vehicles.

•

In addition to test courses, Honda decided to build a product development facility dedicated to the Acura brand within the new R&D center being constructed in Sakura with an aim to strengthen product development for the Acura brand.

•

In April 2006, Honda R&D launched a new organizational structure separating the product development functions for the Honda and Acura brands. With the addition of a dedicated development facility for the Acura brand, Honda R&D will further strengthen product development capabilities which clearly define the unique characteristics of each brand and accelerate product development that offers new value for the customer.

•

The overall size of the new R&D center in Sakura, including test courses, is expected to be approximately 2.3 million square meters. Honda should begin partial operation of this state-of-the-art and environmentally-responsible facility in 2009, with full operations in 2010. The related investment is expected to be approximately 48 billion yen.

•

The existing Automobile R&D Center in Tochigi will focus its efforts on further strengthening product development for the Honda brand and development of next-generation power plants including hybrid, diesel, and fuel cell power plants. By adding a new automobile R&D center, Honda will establish an R&D system and capability which enables Honda to continue creating new value and further advance its ability to create advanced technologies and products that represent the uniqueness of Honda.

[ Production ]

•

Motorcycle – A new Kumamoto motorcycle production plant will be completed in spring 2008. Honda will concentrate all domestic motorcycle production to Kumamoto with a target schedule by the end of 2009.

•	Automobile – Construction of a new engine plant in Ogawa and new auto plant in Yorii began in fall 2007 with a target to begin operations in 2009 and 2010, respectively.

•

In order to increase the attractiveness and competitiveness of its products, Honda will apply the latest technologies at these new motorcycle and automobile plants and establish high quality and high efficiency production systems. These plants will advance Honda’s production systems and capabilities while being responsible for evolving such systems and capabilities to other Honda plants around the world.

[ Motorcycle and Automobile Business in Japan ]

< Motorcycle Business in Japan >

•	2007 sales forecast: 330,000 units (down 6% from 2006)

•

The installment of a fuel injection system to scooters sold in Japan is virtually completed. Honda Super Cub, which will celebrate its 50th year anniversary in 2008, was also advanced with installment of a fuel injection system in September 2007.

•	Honda’s best selling light-weight motorcycle, FORZA, underwent a full model change in December 2007. A type of all-new FORZA equipped with an audio system will be introduced in spring 2008.

•	Honda’s best selling small-size motorcycle, CB400 SUPER FOUR, now has enhanced product attractiveness with the installation of a fuel injection system in December 2007.

•

In addition, in spring 2008, Honda will introduce an automatic sports cruiser, DN-01, offering the joy of riding to more people. With this model, Honda will expand the attributes of FUN and bring a breath of fresh air to the motorcycle market.

•

As a result of Honda’s effort to increase the number of “Honda Dream” dealerships, the network now has approximately 100 dealership sites. Honda will continue to strengthen the foundation of its motorcycle business and continue promoting the attractiveness of motorcycles.

< Automobile Business in Japan >

•	2007 sales forecast: 620,000 units (down 12% from 2006)

•

Sales of the all-new Fit is going strong, and it was ranked as the industry’s best selling car for the month of November 2007. The cumulative sales of Fit in Japan, from the first generation model to the current model, exceeded 1 million units.

•

The introduction of a unified “Honda Cars” logo and identity as well as restructuring of the sales network in metropolitan areas are about to be completed. As a part of this effort to strengthen sales in metropolitan areas, the new structure of Honda Cars is being established with the enlargement of existing dealership locations and opening of new locations.

•

To further strengthen the Honda brand, all-new versions of four different vehicles will be introduced in Japan during 2008. Honda’s goal is to expand sales by offering attractive products which bring more joys to customers.

•	With an aim to increase 2008 sales, Honda today debuts the all-new Inspire.

•	Inspire is a model based on the all-new Accord which was introduced and well received in North America since its introduction in September 2007.

•

The Accord is one of Honda’s core global models with global sales of nearly 700,000 units annually in more than 160 countries, accounting for approximately 20% of Honda’s global sales. Accord has always been packed with Honda’s latest technologies and provided value beyond customers’ expectations.

•

With the all-new fifth-generation Inspire, dynamic attraction as a sporty sedan and depth of quality as a high-end sedan was thoroughly pursued, in addition to the excellent basic performance of Accord.

•	All-new Inspire provides customers in various age groups who aspire to a high-end sedan with a joy of driving that is unique to Honda.

•	The size of the sedan market in Japan is approximately 600,000 units, however, it is still an important market which accounts for 20% of all new vehicle registrations.

•	Despite its increased value, the price of the all-new Inspire remains close to the price of the previous model, making it very attractive in the market for a sedan in this class.

December 19, 2007
Ref.# C07-113

2007 Honda SALES & PRODUCTION FORECAST

< Motorcycles >	Unit (thousands)

	2006	2007
	Result	Forecast		% Change
Global Sales	12,620	13,380	*	106%
Domestic	351	330		94%
Overseas	12,269	13,050	*	106%
North America	544	480		88%
South America	1,224	1,530	*	125%
Europe, the Middle & Near East and Africa	396	370		93%
Asia and Oceania	9,197	9,500	*	103%
China	906	1,170		129%
Global Production	12,852	13,560	*	106%
Domestic	574	480		83%
Overseas	12,277	13,080	*	107%

• Motorcycles: including ATVs	*New record
• North America: including Mexico
• Domestic production: Completely built unit (CBU) + complete knock-down (CKD)
• Overseas production: CBU at local plants (excluding CKD)

< Automobiles >	Unit (thousands)

	2006	2007
	Result	Forecast		% Change
Global Sales	3,550	3,762	*	106%
Domestic	702	620		88%
Registrations	417	400		96%
Mini vehicles	284	220		77%
Overseas	2,847	3,142	*	110%
North America	1,724	1,775	*	103%
(U.S. only)	1,509	1,550	*	103%
South America	90	118	*	130%
Europe, the Middle & Near East and Africa	390	484	*	124%
(Europe)	309	380	*	123%
Asia and Oceania	315	345	*	109%
China	326	420	*	129%
Global Production	3,633	3,900	*	107%
Domestic	1,332	1,330		100%
Overseas	2,300	2,570	*	112%
Export sales from Japan	627	700		111%

• North America: including Mexico	*New record
• Europe: West/Central/East Europe + Russia and Ukraine
• Domestic production: CBU + CKD
• Overseas production: CBU at local plants (excluding CKD)
• Export sales from Japan: CBU + CKD

<Power Products>	Unit (thousands)

	2006	2007
	Result	Forecast		% Change
Global Sales	6,400	6,160		96%
Domestic	527	540	*	102%
Overseas	5,873	5,620		96%

*New record

(Ref.# C07-114)

Honda Strengthens Automobile R&D Capabilities

- Building a dedicated Acura development facility in the new R&D center in Sakura -

TOKYO, Japan, December 19, 2007 – Honda R&D Co., Ltd., a wholly owned subsidiary of Honda Motor Co., Ltd., responsible for research and development activities, announced plans to build a product development facility dedicated to the Acura brand within the new R&D center being constructed in Sakura, Tochigi prefecture, in addition to the originally-planned multiple test courses. The new R&D center is scheduled to become operational in 2009.

Based on a belief that strengthening advanced technology R&D capabilities in Japan will become increasingly important in order for Honda to continue to grow and advance globally, Honda R&D launched a new organizational structure in April 2006, separating the product development functions for the Honda and Acura brands. With the addition of a dedicated development facility for the Acura brand, Honda R&D will further strengthen product development capabilities which clearly define the unique characteristics of each brand and accelerate development of products that offer new value for the customer.

The new R&D center will have multiple test courses, which replicate various driving conditions ranging from high-speed driving to urban driving. Along with Honda’s existing test courses, the Tochigi Proving Ground and Takasu Proving Ground, the new facility in Sakura will enable Honda to accelerate development of advanced technologies focused on the environment and safety areas. Through such efforts, Honda will continue pursuing the joy of driving and strengthen development of next-generation vehicles.

The construction of this new R&D center began in November 2007. Including test courses and the dedicated Acura development facility, the overall size of the new R&D center in Sakura is expected to be approximately 2.3 million square meters (m2), with related investment expected to be approximately 48 billion yen. Honda aims to begin partial operation of this state-of-the-art and environmentally-responsible facility in 2009, with full operations in 2010.

The existing Automobile R&D Center in Tochigi will focus its effort on further strengthening product development for the Honda brand and development of next-generation power plants including hybrid, diesel, and fuel cell power plants. By adding a new automobile R&D center, Honda will establish an R&D system and capability which enables Honda to continue creating new values and further advance its ability to create advanced technologies and products that represent the uniqueness of Honda.

About Honda R&D Co., Ltd.

Establishment: July 1960

Capital Investment: 7.4 billion yen 100% Honda Motor Co., Ltd.

Headquarters Location: Wako-shi, Saitama

Representative: Masaaki Kato, President and Director

Ref.#C07-115

Honda Sets Record for Worldwide Production for the month of November and

All-Time Monthly Production Record for Regions Outside Japan

December 26, 2007 – Honda Motor Co., Ltd., announced a summary of automobile production, Japan domestic sales, and export results for the month of November 2007, including a record for worldwide production for the month of November and an all-time record for any month for production in regions outside of Japan.

<Production>

Due to a decrease in production for the domestic market, production in Japan experienced a year-on-year decrease for the third consecutive month (since September 2007).

Production in regions outside of Japan experienced a year-on-year increase for the 28th consecutive month (since August 2005).

Worldwide production also experienced a year-on-year increase for the 28th consecutive month (since August 2005).

Honda set an all-time record for any month for production in regions outside of Japan as well as production in Asia Oceania and China. Worldwide production, as well as production in North America and Europe, marked an all-time record for the month of November.

<Japan Domestic Market Sales>

Total domestic sales for the month of November experienced a year-on-year decline for the 11th consecutive month (since January 2007).

Due to strong sales of the all-new Fit, new vehicle registrations in November experienced a year-on-year increase for the first time in seven months (since April 2007).

Sales of mini-vehicles in November experienced a year-on-year decline for the ninth consecutive month (since March 2007).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s best-selling car among new vehicle registrations for the month of November, with sales of 18,138 units. StepWGN had sales of 5,036 units.

<Mini-vehicles - under 660cc>

Life was the industry’s fourth best-selling car among mini-vehicles for the month of November, with sales of 7,767 units. Zest was the industry’s tenth best-selling mini-vehicle with sales of 2,971 units.

<Exports from Japan>

Due mainly to an increase in exports to North America and Asia, total exports from Japan in November experienced a year-on-year increase for the fifth consecutive month (since July 2007).

PRODUCTION, SALES and EXPORTS (November 2007)

Worldwide Production

	November		Year-to-Date Total (Jan. - Nov. 2007)
	Units	vs’06	Units	vs’06
Japan	119,269	-5.7%	1,222,111	+0.5%
Outside of Japan	243,777	20.5%	2,390,750	+12.0%

Worldwide Total	363,046	10.4%	3,612,861	+7.8%

Production Outside of Japan

	November		Year-to-Date Total (Jan. - Nov. 2007)
	Units	vs’06	Units	vs’06
North America	128,364	+7.5%	1,337,754	+3.6%
(USA)	88,536	+8.8%	948,314	+4.6%
Europe	24,128	+58.7%	221,338	+28.5%
Asia	77,021	+30.3%	712,569	+22.3%
(China)	51,869	+48.0%	420,610	+30.8%
Others	14,264	+65.7%	119,089	+35.7%

Overseas Total	243,777	+20.5%	2,390,750	+12.0%

Japan Domestic Market Sales

Vehicle type	November		Year-to-Date Total (Jan. - Nov. 2007)
	Units	vs’06	Units	vs’06
Registrations	37,571	15.8%	361,203	-5.7%
Mini-Vehicles	18,039	-29.1%	204,525	-20.1%

Honda Brand Total	55,610	-3.9%	565,728	-11.5%

Exports from Japan

	November		Year-to-Date Total (Jan. - Nov. 2007)
	Units	vs’06	Units	vs’06
North America	29,281	+9.9%	373,725	+17.0%
(USA)	27,628	+10.2%	351,796	+21.7%
Europe	12,942	-3.6%	111,143	-8.1%
Asia	3,565	+42.8%	26,756	+53.0%
Others	13,522	+15.8%	132,504	+21.0%

Total	59,310	+9.3%	644,128	+13.6%